UNITED STATES
	        SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549

		         SCHEDULE 13G/A
	   Under the Securities Exchange Act of 1934
		        (Amendment No. 3)

	    	     Multimedia Games, Inc.
  	                (Name of Issuer)

               	          Common Stock
	         (Title of Class of Securities)

              	           625453105
                         (CUSIP Number)

           	       December 31, 2010
    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  625453105

1.Names of Reporting Persons.

Epoch Investment Partners, Inc.

I.R.S. Identification Nos. of above persons (entities only).

20-1003862

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [ X ]

3.SEC Use Only

4.Citizenship or Place of Organization

Delaware, United States

Number of 	5.Sole Voting Power	2,205,982
Shares
Beneficially 	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power   2,206,732
Reporting
Person With	8.Shared Dispositive Power    0

9.Aggregate Amount Beneficially Owned by Each Reporting Person	2,206,732

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 8.01%

12.Type of Reporting Person:  IA


Item 1(a).	Name of Issuer:

		Multimedia Games, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		206 Wild Basin Rd.
		Building B, Fourth Floor
		Austin, TX 78746

Item 2(a).	Name of Person Filing

		Epoch Investment Partners, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence

		640 Fifth Avenue
		18th Floor
		New York, NY 10019

Item 2(c).	Citizenship

		Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		625453105


Item 3.	If this Statement is filed pursuant to Rules 13d-1(b) or
	13d-2(b), check whether the person filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
              Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
	      240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
	      1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
	      Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
	      company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

	Please see Items 5 - 9 and 11 of each cover sheet.

Item 5. Ownership of Five Percent or Less of a Class.

	Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Epoch Investment Partners, Inc. is the beneficial owner of 2,206,732 shares of the issuer's common stock on behalf of other persons known
	to have one or 	more of the following:

	-the right to receive dividends for such securities;
  	-the power to direct the receipt of dividends from such securities; -the right to receive the proceeds from the sale of such securities; -the right to direct the receipt of proceeds from the sale of such securities.

	No such person is known to have an interest in more than 5% of the class of securities reported herein unless such person is identified below.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

		       	      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2011

	By:/s/ David A. Barnett
	-----------------------------------------
	David A. Barnett
	Title: Managing Attorney & Chief Compliance Officer